Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Metro Bancorp, Inc.

(File No. 001-36852)

60% Increase
$408
$444
$511
$539
$631
$652
2010
2011
2012
2013
2014
LTM 2015Q2

85% Increase
$9.0
$9.8
$12.0
$13.6
$16.1
$16.6
2010
2011
2012
2013
2014
Q2 '15

108% Increase
$75
$87
$110
$118
$144
$155
2010
2011
2012
2013
2014
LTM 2015Q2

F.N.B. Corporation

About F.N.B. Corporation
(1)
Pro forma for 6/30/2015.
(2)
SNL Financial, retail market share (excludes custodian banks).
Total Assets (In Billions)
Total Revenue (In Millions)
Net Income (In Millions)
High-Quality, Growing
Regional Financial Institution
$16.6
billion
in
total
assets
(~$20
billion
including
Metro
acquisition
(1)
)
Headquartered in Pittsburgh, PA
Founded in 1864
Well-Positioned for Sustained Growth
Attractive and expanding footprint: banking and consumer finance locations span six states
Top
market
share
position
in
Metro
Markets:
Pittsburgh,
Baltimore
and
Cleveland
(2)
Consistent, Strong Operating Results
High-quality earnings, top-quartile profitability performance
Industry-leading, consistent organic loan growth results
Operating Strategy
Position for sustained, profitable growth
Maintain a low-risk profile
Disciplined expense control

Metro Transaction Rationale
Source:
SNL
Financial,
Hoover’s
and
Company
public
documents.
(1)
Based
on
6/30/2015
GAAP
data.
(2)
Based
on
assets
and
market
capitalization
on
a
pro
forma
basis.
(3)
Based
on
FDIC
deposit
data
as
of
6/30/2014.
Pro
forma
for
announced
acquisition
of
BofA
branches.
Custodian
banks
were
excluded
from
the
rankings.
(4)
Data
includes
Metro’s
markets
(Harrisburg,
York,
Lancaster,
Reading,
and
Lebanon
MSAs).
(5)
Assets
and
core
net
income
pro
forma
for
LTM
6/30/2015.
Core
net
income
represents
net
income
available
to common shareholders. Excludes realized gain on securities, amortization of intangibles, goodwill impairment and nonrecurring items.
Strategically
Compelling
FNB
will
become
the
largest
regional
bank
and
second
largest
bank
based
in
Pennsylvania
(2)
FNB obtains immediate scale and #3 market share in the Harrisburg MSA with $1.4 billion in deposits
(3)
Attractive demographics with significant retail and commercial opportunities
Access to 45 thousand businesses and population of over 2 million with median household income
of
$58
thousand
(4)
Significant operating scale and leveraging of FNB's risk management infrastructure
Pro
Forma
total
assets
of
$20
billion
and
core
net
income
of
$180
million
(5)
Complementary balance sheet and attractive funding profile
Low
Risk
Credit diligence covered over 80% of commercial portfolio
Comprehensive due diligence review and conservative credit mark (4.9% of loans)
Metro Overview
Total assets of $3.0bn as of 6/30/2015
Currently operates through 32 branches across Pennsylvania
Utilizes retail driven business model, focused on convenience and customer service
Attractive
deposit
base
with
24%
non-interest
bearing
deposits
as
of
6/30/2015
(1)

Chatham
Lake Erie
Dunkirk
Jamestown
Hornell
Bath
Ithaca
Norwich
Elmira
Binghamton
Wellsville
Ashtabula
Warren
Mentor
Meadville
Allegheny National Forest
Wellsboro
Tremont Center
Cleveland
St Marys
Scranton
Elyria
Akron
Barberton
Clarion
Clearfield
Avis
Williamsport
Wilkes-Barre
Canton
Bloomsburg
Hazleton
East Palestine
Pottsville
Allentown
Lewistown
Reading
Coshocton
Levittown
Wheeling
Philadelphia
Zanesville
Chambersburg
Wilmington
Chester
New Martinsville
Wayne National Forest
Morgantown
Cumberland
Hagerstown
Newark
Vineland
Fairmont
Athens
Keyser
Millville
Parkersburg
Clarksburg
Winchester
Dundalk
Dover
Elkins
Front Royal
Arlington
Washington
Alexandria
Monongahela National Forest
Dale City
Harrisonburg
Fredericksburg
Salisbury
Staunton
DELAW

▪

▪

▪

▪

FNB Corporation

FNB Banking Footprint
FNB Recent Acquisition Summary
MSA
FNB
Deposit
Market
Share
Region
Population
Pittsburgh
#3
2.4 Million
(#22 MSA)
PVSA -
Closed 1Q12, FITB Branches
expected 1H16
Baltimore
#8
2.7 Million
(#20 MSA)
ANNB -
Closed 2Q13, BCSB -
Closed 1Q14,
OBAF -
Closed 3Q14
Cleveland
#14
2.1 Million
(#29 MSA)
PVFC -
Closed 4Q13
Harrisburg
#3
2.1 Million
(2)
5 BofA
Branches 3Q15, METR –
Expected
Close 1Q16
Cleveland MSA
Pittsburgh MSA
Baltimore MSA
(1)
Pro-Forma for 17 branches from FITB and recently closed 5 branches from BAC
(2)
Population data includes Metro’s markets (Harrisburg, York, Lancaster, Reading, and Lebanon MSAs)
FNB Locations
(1)
FNB Headquarters
FNB Regional Hubs
METR Locations
Note: Circles represent the 6 FNB regions (3 large circles for metro markets and 3 smaller circles for community markets)

Efficient Management of Capital…
Tier 1 Common (%)
Tier 1 Capital (%)
Tier 1 Leverage (%)
TCE / TA (%)
Source: Company public documents.
Note: Pro forma columns incorporate the closed acquisition of five Bank of America branches in 3Q15, pending acquisition of Metro and pending acquisition of 17
Fifth Third Bank branches.
6.0%
6.7%
6.1%
6.8%
6.8%
6.9%
6.6%
2010Y
2011Y
2012Y
2013Y
2014Y
2015Q2
Pro Forma
2015Q2
8.4%
9.0%
8.4%
9.3%
9.6%
9.6%
9.2%
2010Y
2011Y
2012Y
2013Y
2014Y
2015Q2
Pro Forma
2015Q2
Basel III Minimum: 4.5%
8.7%
9.2%
8.3%
8.8%
8.4%
8.2%
7.7%
2010Y
2011Y
2012Y
2013Y
2014Y
2015Q2
Pro Forma
2015Q2
Basel III Minimum: 4.0%
11.4%
11.7%
10.6%
11.1%
11.1%
10.6%
10.1%
2010Y
2011Y
2012Y
2013Y
2014Y
2015Q2
Pro Forma
2015Q2
Basel III Minimum: 6.0%